

07001977



SEC MAIL PROCESSING
RECEIVED
FEB 27 2007
WASH, D.C.
156
SECTION

AB 3/2

SECUR ...SION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-51527

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: P. R. Gilboy & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1936 Weddington Road
(No. and Street)

Matthews	NC	28104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Debra A. Gilboy 704-844-8665
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes PLLC
(Name – *if individual, state last, first, middle name*)

6525 Morrison Blvd., Suite 516	Charlotte	NC	28211
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/9

OATH OR AFFIRMATION

I, Debra A. Gilboy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of P. R. Gilboy & Associates, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Debra A. Gilboy
Signature

Treasurer
Title

Navinchandra Amin
Notary Public
My Commission Expires September 29, 2011


NAVINCHANDRA AMIN
NOTARY PUBLIC
Mecklenburg County, North Carolina

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

P. R. GILBOY & ASSOCIATES, INC.

Financial Report

Year Ended December 31, 2006

TABLE OF CONTENTS



DIXON HUGHES PLLC
Certified Public Accountants and Advisors

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
P. R. Gilboy & Associates, Inc.
Weddington, North Carolina

We have audited the accompanying statement of financial condition of P. R. Gilboy & Associates, Inc., as of December 31, 2006, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of P. R. Gilboy & Associates, Inc., as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules, on pages 11 to 13, inclusive, is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dixon Hughes PLLC

February 19, 2007

SouthPark Office:
6525 Morrison Boulevard, Suite 516
Charlotte, NC 28211-3577
Ph. 704.367.7020 Fx. 704.367.7760
www.dixon-hughes.com

Uptown Office:
3600 Bank of America Plaza
101 South Tryon Street, Charlotte, NC 28280-0011
Ph. 704.334.3600 Fx. 704.372.0303
www.dixon-hughes.com


mri
A Member of
Moores Rowland International

P. R. GILBOY & ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS		
Cash		$ 32,230
Cash held by clearing agent		100,369
Investments in securities:		
Marketable, at market value		952,530
Bond trading account		2,325,116
Property and equipment, net		53,200
Security deposit		1,673
		$ 3,465,118
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts payable		$ 9,813
Bond trading liability		2,325,116
	TOTAL LIABILITIES	2,334,929
STOCKHOLDERS' EQUITY		
Common stock, $1 par value		
Authorized - 100,000 shares		
Issued and outstanding - 1,000 shares		1,000
Additional paid-in capital		796,212
Retained earnings		332,977
		1,130,189
		$ 3,465,118

See accompanying notes.

P. R. GILBOY & ASSOCIATES, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2006

INCOME		
Trading profits		$ 629,494
Unrealized gains on investment in securities		122,153
Interest and dividends		81,895
Other		435
	TOTAL INCOME	833,977
EXPENSES		
Employee compensation and benefits		374,474
Communications and data processing		58,556
Occupancy		25,392
Travel, entertainment and meals		23,640
Trading expenses		165,931
Other operating expenses		49,707
	TOTAL EXPENSES	697,700
	NET INCOME	$ 136,277

See accompanying notes.

P. R. GILBOY & ASSOCIATES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2006

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances, December 31, 2005	$ 1,000	$ 796,212	$ 196,700	$ 993,912
Net income	-	-	136,277	136,277
Balances, December 31, 2006	$ 1,000	$ 796,212	$ 332,977	$ 1,130,189

See accompanying notes.

P. R. GILBOY & ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	136,277
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		14,253
Loss on disposal of property and equipment		1,550
Unrealized gains on investment in securities		(122,153)
Changes in operating assets and liabilities:		
Decrease in accounts receivable		12
Increase in cash held by clearing agent		(87)
Increase in accounts payable		6,985
NET CASH PROVIDED BY OPERATING ACTIVITIES		36,837
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of marketable securities		(24,000)
Equipment purchases		(2,022)
NET CASH USED BY INVESTING ACTIVITIES		(26,022)
NET INCREASE IN CASH		10,815
CASH, BEGINNING		21,415
CASH, ENDING	$	32,230

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

P. R. Gilboy & Associates, Inc. (the "Company") operates in Weddington, North Carolina buying and selling fixed-income securities, primarily to institutional investors. The Company is incorporated under the laws of the state of North Carolina and is registered as a broker-dealer in securities with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD").

Securities Transactions

Securities transactions and related gains and losses are recorded on a trade-date basis.

Marketable securities consist of common stock and are valued at market value, and securities not readily marketable are valued at fair value as determined by management. Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

The investment in the common stock of one company constitutes approximately 73% of the total investment in securities.

Property and Equipment

Property and equipment is stated at cost.

Depreciation is provided on a straight-line basis using estimated useful lives which range from five to ten years.

Income Taxes

The Company has elected to be treated as an S corporation as defined in the Internal Revenue Code. As an S corporation, the Company pays no federal or state income taxes as such taxes become the obligation of the stockholders. Accordingly, the accompanying financial statements do not provide for federal or state income taxes.

Use of Estimates

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. These accounting principles require management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

NOTE B – NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of NASD, the Company is subject to the SEC's Uniform Net Capital Rule which requires the maintenance of minimum net capital. The Company does not carry customer accounts and therefore is required to have minimum net capital (as defined) of $100,000. Net capital at December 31, 2006 was $732,431.

NOTE C – BOND TRADING ACCOUNT

Bonds are purchased and sold through a trading account with one clearinghouse. The bonds are carried at cost and are offset by a corresponding trading liability. The bond trading liability is collateralized by all assets of the Company.

NOTE D – PROPERTY AND EQUIPMENT

At December 31, 2006 property and equipment consist of the following:

Office equipment	$	20,083
Vehicle		92,010
		112,093
Less accumulated depreciation		58,893
	$	53,200

NOTE E – LEASE OBLIGATION

The Company occupies office space pursuant to a five-year operating lease agreement that ends in December 2009. Future minimum rental payments due under this lease at December 31, 2006 are as follows:

Year Ending December 31,		
2007	$	23,968
2008		24,687
2009		25,428
	$	74,083

Rental expense for the year ended December 31, 2006 was $23,204.

NOTE F – RETIREMENT PLAN

After a full year of employment, employees are eligible for employer contributions to the Company's SEP retirement plan. The Company made no contributions to the plan during the year ended December 31, 2006.

NOTE G – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in trading activities with various counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

SUPPLEMENTAL SCHEDULES



DIXON HUGHES PLLC
Certified Public Accountants and Advisors

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

To the Board of Directors
P. R. Gilboy & Associates, Inc.
Weddington, North Carolina

In planning and performing our audit of the financial statements and supplemental schedules of P. R. Gilboy & Associates, Inc. (the "Company") for the year ended December 31, 2006, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

SouthPark Office:
6525 Morrison Boulevard, Suite 516
Charlotte, NC 28211-3577
Ph. 704.367.7020 Fx. 704.367.7760
www.dixon-hughes.com

Uptown Office:
3600 Bank of America Plaza
101 South Tryon Street, Charlotte, NC 28280-0011
Ph. 704.334.3600 Fx. 704.372.0303
www.dixon-hughes.com


mri
A Member of
Moores Rowland International
An association of independent accounting firms throughout the world

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control. Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dixon Hughes PLLC

February 19, 2007

P. R. GILBOY & ASSOCIATES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2006

Total stockholders' equity	$ 1,130,189
Deductions and/or changes	
Nonallowable assets:	
Property and equipment, net	53,200
Security deposit	1,673
	54,873
Net capital before haircuts on securities positions	1,075,316
Haircuts on securities:	
Trading and investment securities	254,107
Undue concentration	88,778
	342,885
Net Capital	$ 732,431
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 9,813
Minimum net capital requirement	$ 100,000
Excess net capital 1500%	$ 632,431
Excess net capital at 1000%	$ 731,449
Ratio of aggregate indebtedness to net capital	1%
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2006):	
Net capital as reported in Part II of FOCUS report	$ 732,431
Audit adjustments	-
Net capital per above	$ 732,431

P. R. GILBOY & ASSOCIATES, INC.
COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2006

P. R. Gilboy & Associates, Inc. did not carry any balances for customers as of December 31, 2006 or at any time during the year from January 1, 2006 through December 31, 2006 and is therefore exempt from this computation requirement.

P. R. Gilboy & Associates, Inc. did not hold any fully paid or excess margin securities for customers as of December 31, 2006 or at any time during the year from January 1, 2006 through December 31, 2006 and this requirement for information is therefore not applicable.

END